Exhibit 4.5

DESCRIPTION OF SECURITIES

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which is referred to as the “Companies Act” below, and the common law of the Cayman Islands.

Our authorized share capital is US$400,000,000 divided into 500,000,000 shares, consisting of:

(a)	400,000,000 Class A Ordinary Shares with a par value of US$0.8 per share; and

(b)	100,000,000 Class B Ordinary Shares with a par value of US$0.8 per share.

Voting Rights

Holders of both Class A and Class B Ordinary Shares vote collectively as a single class on all matters submitted to shareholders. Each Class A share carries one vote, while each Class B share carries 20 votes at general meetings, as outlined in our Second Amended and Restated Memorandum and Articles of Association.

Conversion Provisions

Non-Convertibility of Class B Shares: Class B Ordinary Shares cannot be converted into Class A shares or any other equity securities of the Company.

Class A to Class B Restrictions: Class A Ordinary Shares do not have conversion rights into Class B shares under any circumstances.

Dividend Rights

Holders of Class B Ordinary Shares are not entitled to receive dividends of any kind, whereas Class A shareholders may be eligible for distributions as determined by the board of directors.

Parity of Rights

Except for voting and dividend rights explicitly outlined above, all shares rank equally in terms of distributions, liquidation preferences, and other corporate rights, unless otherwise specified by Cayman Islands law or our governing documents.

Ordinary shares

The following includes a summary of the terms of ordinary shares, based on our Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law.

General. Our authorized share capital is US$400,000,000 divided into 500,000,000 shares consisting of (a) 400,000,000 Class A Ordinary Shares with a par value of US$0.8 per share; and (b) 100,000,000 Class B Ordinary Shares, each with a par value of US$0.8 per share. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the Class A and Class B ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of the Company’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Second Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, the Company’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. Dividends may only be paid out of profits or share premium account. in accordance with the Companies Act, and provided always that no dividend may be declared and paid unless the company’s directors determine that, immediately after the payment, the company will be able to pay its debts as they become due in the ordinary course of business and the company has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of one or more shareholders together holding not less than one-half of the issued and outstanding ordinary shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, the Company is not obliged by the Companies Act to call shareholders’ annual general meetings. The Company’s Second Amended and Restated Memorandum and Articles of Association provide that to the extent required by the Listing Rules at the Nasdaq, the Company shall in each year hold a general meeting as its annual general meeting in which case the Company will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. The Company may, but shall not (unless required by applicable laws or the Listing Rules at the Nasdaq) be obliged to, in each year hold any other general meeting. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of the company’s shareholders may be called by a majority of its Board of Directors or, in the case of an extraordinary general meeting only, upon a requisition in writing given by one or more shareholders holding at the date of deposit of the requisition at least 10% of the rights to votes at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the company Second Amended and Restated Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least five (5) clear days’ is required for the convening of the Company’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association. For these purposes, Clear Days, in relation to a period of notice, means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Class A Ordinary Share cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Class A Ordinary Share cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Transfer of ordinary shares. Subject to the restrictions in the Company’s Second Amended and Restated Memorandum and Articles of Association as set out below, any of the Company’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s Board of Directors.

The Company’s Board of Directors may decline to register any transfer of any ordinary share which were issued in conjunction with rights, options or warrants issued on terms that one cannot be transferred without the other, unless the Board of Directors receive evidence satisfactory to them of the like transfer of such option or warrant.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as the Company’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the Company’s board may determine.

Liquidation. If the Company is wound up, the shareholders may pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders;

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Redemption, Repurchase and Surrender of ordinary shares. The Company may (a) issue shares on terms that such shares are subject to redemption, at the Company’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the Company’s Board of Directors, or (b) with the consent by a special resolution of the Company’s shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation. The Company may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Second Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. If at any time the Company’s share capital is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may be varied with the consent in writing of a the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of the company ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s list of shareholders or its corporate records (save for the Second Amended and Restated Memorandum and Articles, the register of mortgages and charges and any special resolutions of the company’s shareholders). However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. The Company’s Second Amended and Restated Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

The Company’s Second Amended and Restated Memorandum and Articles of Association also authorize its Board of Directors to deal with the unissued shares of the Company (a) either at a premium or at par; (b) with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

The Company’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that authorize the Company’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. The Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the Company.

Register of Members

Under Cayman Islands law, the Company must keep a register of members and there shall be entered therein:

●	the names and addresses of the members of the Company and a statement of the shares held by each member, which:

(i)	distinguishes each share by its number (so long as the share has a number);

(ii)	confirms the amount paid, or agreed to be considered as paid on the shares of each member;

(iii)	confirms the number and category of shares held by each member; and

(iv)	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders in respect of their shares to vote at general meetings of the Company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.